UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              HAIN FOOD GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    405219106
                                 --------------
                                 (CUSIP Number)

                                  March 6, 1998
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 2 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.56%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 3 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.56%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 4 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,326,000/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    11.56%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 5 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                200,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 200,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.74%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 6 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                22,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,119,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 22,000
    With
                           8        Shared Dispositive Power
                                          2,119,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,141,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    18.67%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 7 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,141,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          2,141,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,141,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    18.67%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 8 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                55,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,141,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 55,000
    With
                           8        Shared Dispositive Power
                                          2,141,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,196,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    19.15%

12       Type of Reporting Person*

                  IN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 9 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                25,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,141,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 25,000
    With
                           8        Shared Dispositive Power
                                          2,141,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,166,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    18.88%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 23 Pages


Item 1(a)           Name of Issuer:

                    Hain Food Group, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    50 Charles Lindbergh Blvd., Uniondale, New York 11553.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC")

                    (ii) Mr. George Soros ("Mr. Soros"),

                    (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"),

                    (iv) White Rock  Capital  Partners,  L.P.,  a Texas  limited partnership ("White Rock Partners"),

                    (v) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                    (vi) White Rock Capital,  Inc., a Texas corporation  ("White
                         Rock, Inc."),

                    (vii) Thomas U. Barton and

                    (viii) Joseph U. Barton.


                    This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), including, but not limited to, Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quasar Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the management committee of SFM LLC. SFM LLC, on behalf of Quasar Partners, has granted investment discretion to White Rock Management, pursuant to an investment advisory contract between Quasar Partners and White Rock Management (the "White Rock Contract"). The Shares currently held for the account of Quasar Partners were acquired at the direction of White Rock Management, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

                                                             Page 11 of 23 Pages



Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                    ii)  Mr. Soros is a United States citizen;

                    iii) Mr. Druckenmiller is a United States citizen;

                    iv)  White Rock Partners is a Texas limited partnership;

                    v)   White Rock Management is a Texas limited partnership;

                    vi)  White Rock, Inc. is a Texas corporation;

                    vii) Thomas U. Barton is a United States citizen; and

                    viii) Joseph U. Barton is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         405219106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                                             Page 12 of 23 Pages


                         (i)  As a consequence of SFM LLC's ability to terminate
the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr.
Druckenmiller may be deemed to be the beneficial owner of the 1,326,000 Shares held for the account of Quasar Partners.

                         (ii) Each of White Rock, Inc. and White Rock Management
may be deemed to be the beneficial owner of 2,141,000 Shares. This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 593,000 Shares held for the accounts of White Rock Clients, other than Quasar Partners, (3) 200,000 Shares held for the account of White Rock Partners and (4) 22,000 Shares held for the account of White Rock Management.

                         (iii) Thomas U.  Barton  may be deemed  the  beneficial
owner of 2,196,000 Shares. This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 593,000 Shares held for the accounts of White Rock Clients, other than Quasar Partners, (3) 200,000 Shares held for the account of White Rock Partners, (4) 22,000 Shares held for the account of White Rock Management and (5) 55,000 Shares issuable upon exercise by Thomas U. Barton of the options currently held for his account.

                         (iv) Joseph  U.  Barton  may be deemed  the  beneficial
owner of 2,166,000 Shares. This number consists of (1) 1,326,000 Shares held for the account of Quasar Partners, (2) 593,000 Shares held for the accounts of White Rock Clients, other than Quasar Partners, (3) 200,000 Shares held for the account of White Rock Partners, (4) 22,000 Shares held for the account of White Rock Management and (5) 25,000 Shares held for his account.

                         (v)  White  Rock  Partners  may  be  deemed  to be  the
beneficial owner of the 200,000 Shares held for its account.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 11.56% of the total number of Shares outstanding.

                    (ii) The number of Shares of which each of White Rock, Inc. and White Rock Management may be deemed to be the beneficial owner constitutes approximately 18.67% of the total number of Shares outstanding.

                    (iii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 19.15% of the total number of Shares outstanding (assuming the exercise of the options held for his account).

                    (iv) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 18.88% of the total number of Shares outstanding (assuming the exercise of the options held for his account).

                    (v) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.74% of the total number of Shares outstanding.

                                                             Page 13 of 23 Pages


Item 4(c)      Number of shares as to which such person has:

          SFM LLC/1/
          ----------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros/1/
          ------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Druckenmiller/1/
          --------------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:        0

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                 200,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   200,000

          (iv) Shared power to dispose or to direct the disposition of:        0







----------------------
/1/      See Item 4(a)

                                                             Page 14 of 23 Pages



          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  22,000

          (ii) Shared power to vote or to direct the vote:             2,119,000

          (iii) Sole power to dispose or to direct the disposition of:    22,000

          (iv) Shared power to dispose or to direct the disposition of:2,119,000

          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,141,000

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,141,000

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                  55,000

          (ii) Shared power to vote or to direct the vote:             2,141,000

          (iii) Sole power to dispose or to direct the disposition of:    55,000

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,141,000

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                  25,000

          (ii) Shared power to vote or to direct the vote:             2,141,000

          (iii) Sole power to dispose or to direct the disposition of:    25,000

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,141,000


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

                                                             Page 15 of 23 Pages


Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                         (i) The partners of Quasar  Partners,  including Quasar
International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                         (ii) The  shareholders or partners of each of the White
Rock Clients (other than Quasar Partners) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (iii) The  partners of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                         (iv) Thomas U. Barton has the sole right to participate
in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the options currently held for this account.

                         (v) Joseph U. Barton has the sole right to  participate
in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                         (vi) The partners of White Rock Partners have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

          Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the accounts of White Rock Clients (other than Quasar Partners), White Rock Partners, White Rock Management, Thomas
U. Barton and Joseph U. Barton. White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management, Thomas U. Barton and Joseph U. Barton. Thomas U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton. Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Thomas U. Barton.

          Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller and Quasar Partners has been provided by SFM LLC. White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton assume no responsibility for such information. Information contained herein concerning White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton has been provided by White Rock Management. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

                                                             Page 16 of 23 Pages



Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 17 of 23 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998               SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  March 6, 1998               GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  March 6, 1998               STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 18 of 23 Pages


Date:  March 6, 1998               WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


Date:  March 6, 1998               WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By: White Rock Capital Inc.
                                       Its General Partner

                                       By:  /S/ THOMAS U. BARTON
                                            ----------------------------------
                                            Thomas U. Barton
                                            President


Date:  March 6, 1998               WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


Date:  March 6, 1998               /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


Date:  March 6, 1998               /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton

                                                             Page 19 of 23 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       ---------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................         20

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................         21

C.        Joint Filing Agreement dated March 6, 1998 by and among
          Soros  Fund  Management  LLC,  Mr.  George  Soros,  Mr.
          Stanley F. Druckenmiller,  White Rock Capital Partners,
          L.P., White Rock Capital  Management,  L.P., White Rock
          Capital,   Inc.,   Thomas  U.   Barton  and  Joseph  U.
          Barton.................................................         22